Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES COMPLETION OF C$21.3 MILLION STRATEGIC INVESTMENT BY MITSUBISHI MATERIALS CORPORATION

VANCOUVER, BC, April 14, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces it has completed its previously announced C$21.3 million strategic equity investment by Mitsubishi Materials Corporation ("Mitsubishi Materials") to further advance the Company's copper-gold Casino Project in the Yukon.

Mitsubishi Materials acquired 8,091,390 common shares of the Company (the "Shares") at a price of C$2.63 per Share for proceeds of approximately C$21.3 million, resulting in Mitsubishi Materials owning approximately 5.0% of Western's issued and outstanding Shares, on an undiluted basis (following completion of the Rio Tinto subscription).

As previously announced, Rio Tinto Canada Inc. ("Rio Tinto") will subscribe for 878,809 Shares at a price of C$2.63 per Share for proceeds of approximately C$2.3 million, allowing Rio Tinto to maintain its interest of approximately 7.84%. The Rio Tinto subscription is expected to be completed on or before May 1, 2023.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements, including statements with respect to the expected closing date for the Rio Tinto subscription. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 11:15e 14-APR-23